Exhibit 1

MIND CTI to be Acquired by Enghouse Systems in All-Cash Transaction

MIND CTI Reports Third Quarter 2026 Results

Appointment of Orly Sorokin as New CEO

Yoqneam, Israel, November 10, 2026 MIND C.T.I. LTD (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications (UC) analytics for enterprises as well as enterprise messaging solutions, today announced:

•	The execution of a merger agreement by which Enghouse Systems Ltd. (TSX: ENGH) (“Enghouse”), a leading global provider of enterprise software solutions serving select enterprise vertical markets, will acquire MIND CTI.

•	Its financial results for the third quarter ended September 30, 2026.

•	Appointment of Orly Sorokin as new CEO.

Merger Agreement

Under the terms of the agreement, which has been approved unanimously by the boards of directors of both companies, Enghouse will acquire all outstanding shares of MIND CTI for US$1.30 per share in cash, for a total equity value of approximately US$25.4 million. The purchase price of US$1.30 per share represents a premium of approximately 42% over the weighted average closing price of US$0.92 per share for MIND CTI ordinary shares during the preceding 30 trading days.

Under the merger agreement, a newly formed wholly owned subsidiary of Enghouse will merge with and into MIND CTI, following which MIND CTI will become a wholly owned subsidiary of Enghouse, and each outstanding MIND CTI ordinary share will be exchanged for the right to receive US$1.30 in cash.

The merger is subject to the approval of MIND CTI shareholders and certain customary and other closing conditions. There is no financing condition to the obligations of Enghouse to consummate the transaction. The merger agreement transaction is expected to be closed in the first quarter of 2027.

Monica Iancu has entered into a voting and support agreement with Enghouse, committing to vote all her MIND CTI shares in favor of the merger. This undertaking will terminate if MIND CTI’s board of directors changes its recommendation in favor of the proposed transaction with the current buyers.

Under the terms of the agreement, MIND CTI may actively solicit alternative proposals from third parties until December 10, 2026, and intends to consider any such proposals with the assistance of its independent advisors. MIND CTI does not intend to disclose developments with respect to this solicitation process unless and until its board of directors has made a decision regarding any alternative proposals. There can be no assurance that the solicitation of superior proposals will result in an alternative transaction. In addition, MIND CTI may, at any time, subject to the terms of the merger agreement, respond to unsolicited proposals. If MIND CTI accepts a superior proposal, a break-up fee would be payable by MIND CTI to Enghouse.

Monica Iancu, Interim CEO of MIND, commented: “The MIND CTI Board unanimously approved this transaction because we believe it is in the best interests of our shareholders. Given our size and the increasing costs and burdens associated with being a public company, we see limited benefit in remaining public. This transaction delivers compelling value to our shareholders while positioning the business for continued success.”

Third Quarter Results

The following will summarize our major achievements in the third quarter of 2026, as well as our business. Full financial results can be found in the Company News section of our website at found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2026 Financial Highlights

•	Revenues were $4.4 million, compared with $4.8 million in the third quarter of 2025.

•	Operating loss was $2.8 million, compared to operating income of $0.6 million in the third quarter of 2025. Our operating loss for the quarter is the result of a non-cash goodwill impairment charge of $3.8 million related to our billing segment.

•	Net loss was $2.9 million, or $0.15 per share, compared to net income of $0.7 million, or $0.03 per share in the third quarter of 2025. Our net loss for the quarter includes the aforesaid non-cash goodwill impairment charge.

•	Cash flow from operating activities was $0.7 million, compared with $1.2 million in the third quarter of 2025.

•	Cash position was $13.7 million as of September 30, 2026.

Nine Months Financial Highlights

•	Revenues were $14.1 million, compared with $14.6 million in the first nine months of 2025.

•	Operating loss was $1.2 million, compared to operating income of $1.3 million in the first nine months of 2025. Our operating loss includes the aforesaid non-cash goodwill impairment charge of $3.8 million related to our billing segment.

•	Net loss was $1.2 million, or $0.06 per share, compared to net income of $1.7 million, or $0.08 per share in the first nine months of 2025. Our net loss includes the aforesaid non-cash goodwill impairment charge.

•	Cash flow from operating activities in the first nine months of 2026 was $1.4 million, compared to $2.8 million in the first nine months of 2025.

Revenue Distribution for Q3 2026

Revenues in Europe represented 56% (including the messaging segment revenues in Germany that represented 32%), the Americas represented 34%, and the rest of the world represented 10% of total revenues.

Revenues from our Customer care and billing software were $2.2 million, or 51% of total revenues, enterprise messaging were $1.4 million, or 32% of total revenues, and UC analytics software were $0.8 million, or 17% of total revenues.

Revenues from maintenance and additional services were $4.2 million, or 95% of total revenues, while licenses were $0.2 million, or 5% of total revenues.

Revenue Distribution for Nine Months 2026

Revenues in Europe represented 60% (including the messaging segment revenues in Germany that represented 33%), the Americas represented 32%, and the rest of the world represented 8% of total revenues.

Revenues from our Customer care and billing software were $6.9 million, or 49% of total revenues, enterprise messaging were $4.6 million, or 33% of total revenues, and UC analytics software were $2.6 million, or 18% of total revenues.

Revenues from maintenance and additional services were $13.2 million, or 94% of total revenues, while licenses were $0.9 million, or 6% of total revenues.

Buyback Update

As previously announced, MIND’s Board of Directors authorized a new share repurchase plan on November 12, 2025, allowing the Company to repurchase ordinary shares in the open market for up to $2.4 million in cash.

As of September 30, 2026, MIND had purchased a total of 1,038 thousand shares for total consideration of approximately $1,112 thousand, out of which $440 thousand during the third quarter of 2026.

The repurchase program was suspended as of September 22, 2026.

Appointment of Orly Sorokin as New CEO

The Board of Directors has appointed Ms. Orly Sorokin as Chief Executive Officer, effective November 17, 2026. Ms. Sorokin has served as MIND's Chief Business Officer since August 2026 and previously served on the Company's Board of Directors.

Prior to joining MIND as Chief Business Officer, Ms. Sorokin held senior positions at IBM, focusing on sales, emerging technologies and business initiatives. She also held sales and business development positions at MIND from 2000 to 2011.

Ms. Monica Iancu, the Company’s founder, will step down as Interim CEO following the appointment of Orly Sorokin and will continue to serve as Chairperson of the Board of Directors.

Monica Iancu, Chair of the Board of Directors, commented: “We are pleased to announce Orly's appointment as Chief Executive Officer. Having worked with Orly over the years, I believe her experience, knowledge of the Company and understanding of our industry make her well suited to lead MIND in its next chapter.”

Orly Sorokin commented: “I appreciate the Board's confidence in appointing me as CEO. MIND has been an important part of my professional career, and I am pleased to have the opportunity to lead the Company. I look forward to taking on this responsibility and working with our team as we move ahead.”

Additional Information and Where to Find It

The merger referenced in this news release has not yet been completed and remains subject to the approval of MIND CTI shareholders and other customary closing conditions. This news release is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of MIND CTI or any other securities, nor a solicitation of any vote or approval. In connection with the proposed merger, MIND CTI will furnish to the U.S. Securities and Exchange Commission (the "SEC") a proxy statement on Form 6-K for the extraordinary general meeting of shareholders to be convened to approve the merger.

Shareholders of MIND CTI are advised to read the proxy statement (including the notice of the extraordinary general meeting of shareholders, and related documents), as it may be amended or supplemented from time to time, and any other relevant documents furnished to or filed with the SEC when they become available, before making any decision with respect to the merger because these documents will contain important information about the proposed transaction and the parties thereto.

MIND CTI's shareholders and other investors can obtain the proxy statement, as it may be amended or supplemented from time to time, and other documents furnished to or filed with the SEC by MIND CTI (when available), for free at the SEC's website at www.sec.gov. Copies of the documents furnished to or filed with the SEC by MIND CTI also will be available free of charge on MIND CTI's website at www.mindcti.com or by e-mail at investor@mindcti.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements". Forward-looking statements relating to the acquisition of MIND CTI by Enghouse include, but are not limited to, the ability of MIND CTI and Enghouse to complete the transaction contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the merger set forth in the Merger Agreement, statements about the expected timing for completing the transaction, the ability to secure approval of MIND CTI’s shareholders, and the potential effects of the acquisition on both Enghouse and MIND CTI. In some cases, forward-looking statements may be identified by terminology such as "believe," "may," "will," "should", "predict", "goal", "strategy", "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," "seek" and similar expressions and variations thereof. These words are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Forward-looking statements are based on current expectations, beliefs, estimates, projections, and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. Various factors that could cause actual future results to differ materially from those expressed in forward-looking statements include, but are not limited to, risks associated with uncertainty as to whether the merger transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, costs and potential litigation associated with the transaction, the failure to obtain shareholder approval, the failure of either party to meet the closing conditions set forth in the merger agreement, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, the distraction of management resulting from the proposed transaction, and the risk factors discussed by MIND CTI in its annual report on Form 20-F filed with the SEC for the year ended December 31, 2025, under headings such as "Risk Factors" and "Operating and Financial Review and Prospects." Except for MIND CTI's ongoing obligations to disclose material information under the federal securities laws, MIND CTI undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

For more information please contact:

Janice Kaye

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2026	2025	2026
	U.S. dollars in thousands (except per share data)

REVENUES	$4,357	$4,823	$14,053	$14,571
COST OF REVENUES	1,772	2,270	6,174	7,359
GROSS PROFIT	2,585	2,553	7,879	7,212
OPERATING EXPENSES:
Research and development	847	1,098	2,839	2,987
Selling and marketing	271	352	979	1,066
General and administrative	486	459	1,470	1,879
Goodwill impairment	3,766	-	3,766	-
Total operating expenses	5,370	1,909	9,054	5,932
OPERATING INCOME (LOSS)	(2,785)	644	(1,175)	1,280
FINANCIAL INCOME, net	68	117	300	542
INCOME (LOSS) BEFORE TAXES ON INCOME	(2,717)	761	(875)	1,822
TAXES ON INCOME	169	80	368	168
NET INCOME (LOSS)	$(2,886)	$681	$(1,243)	$1,654

EARNINGS PER SHARE - in U.S. dollars
Basic and Diluted	$(0.15)	$0.03	$(0.06)	$0.08

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,748	20,595	20,036	20,448
Diluted	19,830	20,723	20,278	20,618

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2026	2025
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,108	$8,116
Short-term bank deposits	10,572	5,237
Marketable securities	-	200
Accounts receivable, net	2,023	1,713
Other current assets	867	486
Prepaid expenses	302	330
Total current assets	16,872	16,082

NON-CURRENT ASSETS:
Severance pay fund	2,123	1,596
Deferred income taxes	146	147
Property and equipment, net	91	126
Right-of-use assets, net	689	876
Intangible assets, net	1,178	1,376
Goodwill	6,044	9,963
Total assets	$27,143	$30,166

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$529	$546
Other current liabilities and accruals	1,063	1,434
Current maturities of lease liabilities	269	255
Deferred revenues	1,501	1,960
Total current liabilities	3,362	4,195

LONG-TERM LIABILITIES:
Deferred revenues	144	239
Lease liabilities, net of current maturities	457	674
Accrued severance pay	2,123	1,596
Deferred income taxes	353	413
Total liabilities	6,439	7,117

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	28,019	28,020
Accumulated other comprehensive loss	(806)	(625)
Accumulated deficit	(4,713)	(3,470)
Treasury shares	(1,850)	(930)
Total shareholders’ equity	20,704	23,049
Total liabilities and shareholders’ equity	$27,143	$30,166

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2026	2025	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,886)	$681	$(1,243)	$1,654
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61	49	193	202
Goodwill impairment	3,766	-	3,766	-
Deferred income taxes, net	(6)	(3)	(46)	(90)
Accrued severance pay	25	10	38	38
Unrealized gain from marketable securities, net	-	(2)	-	(5)
Realized loss (gain) on sale of property and equipment	(7)	-	(7)	11
Employees share-based compensation expenses	(15)	47	61	154
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	66	538	(338)	1,192
Decrease (increase) in other current assets	(91)	200	(390)	106
Decrease (increase) in prepaid expenses	14	43	27	(173)
Increase (decrease) in accounts payable	116	(102)	(2)	(209)
Decrease in other current liabilities and accruals	(238)	(190)	(96)	(917)
Change in operating lease liability	(10)	3	(16)	83
Increase (decrease) in deferred revenues	(118)	(107)	(538)	727
Net cash provided by operating activities	677	1,167	1,409	2,773

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(10)	(3)	(20)
Proceeds from sale of property and equipment	7	-	7	-
Acquisition of a subsidiary	-	-	(261)	(1,533)
Severance pay funds	(25)	(10)	(38)	(38)
Proceeds from redemption of marketable securities	-	-	200	-
Proceeds from redemption of (investment in) short-term bank deposits	(189)	1,293	(5,338)	4,013
Net cash provided by (used in) investing activities	(207)	1,273	(5,433)	2,422

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(440)	-	(982)	-
Dividend paid	-	-	-	(4,502)
Net cash used in financing activities	(440)	-	(982)	(4,502)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(3)	(2)	(2)	44

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27	2,438	(5,008)	737
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,081	2,751	8,116	4,452
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$3,108	$5,189	$3,108	$5,189